SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following document, which is attached hereto and incorporated by reference herein

Exhibit 99.1	Press Release: Magic Software Announces Filing of 2023 Annual Report dated May 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD
(Registrant)

By:	/s/ Asaf Berenstin
Asaf Berenstin Chief Financial Officer

Date: May 13, 2024

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Press Release: Magic Software Announces Filing of 2023 Annual Report dated May 13, 2024.

3